

February 17, 2015

<u>Via E-mail</u>
Ronald E. Pipoly, Jr.
Chief Financial Officer
AmTrust Financial Services Inc.
59 Maiden Lane, 43rd Floor
New York, New York 10038

      Re: AmTrust Financial Services Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 3, 2014
              Form 10-Q for the Quarterly Period Ended September 30, 2014
              Filed November 10, 2014
              File No. 001-33143

Dear Mr. Pipoly:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Sharon Blume

                       Sharon Blume
                       Accounting Branch Chief